UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 1 June, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 1 June, 2016

Bill Connelly to retire; Isabel Fernandez to become Head of ING Wholesale Banking

Bill Connelly, member of the Management Board Banking and Head of ING Wholesale Banking, today announced his retirement. He will step down from the Management Board Banking as of 1 November 2016. Bill will be succeeded by Maria Isabel Fernandez Niemann (Spanish-Dutch, 1968) who will join ING as a member of the Management Board Banking on 1 September 2016 and will become Head of Wholesale Banking as of 1 November 2016.

Isabel joins ING from General Electric where she currently is Global Commercial Leader and Head of Sales for the company, functionally responsible for GE's 20,000+ global sales force. Her responsibilities include GE's Global Commercial Shared Services, GE's Commercial Council and all Corporate oversight teams for Sales. She is currently based in the US.

Prior to this role, Isabel held a variety of leadership roles at GE and GE Capital, including CEO of Structured Finance Media & Technology, Chief Commercial Officer of GE Capital EMEA, CEO of Global Bank Loans and most recently Chief Commercial Officer of GE Capital. Before joining GE, Isabel worked in commercial banking in roles ranging from leveraged lending and project finance to global relationship management. Isabel holds a Master's in Law from Leiden University, the Netherlands. Her appointment has been approved by the Dutch Central Bank (DNB) and the European Central Bank (ECB).

Bill Connelly was appointed to the Management Board Banking and as Head of Wholesale Banking on 1 January 2011. Bill started his career in 1980 at Chase Manhattan Bank. In 1990 he moved to Barings Brothers (later ING Barings) where he was responsible for corporate finance and advisory activities in Spain and later Western Europe. From 2004 he held various global leadership roles at ING Wholesale Banking in Corporate Finance and Equity Markets, Corporate Clients, and Commercial Banking Services. He also served as CEO of ING Real Estate Investment Management.

Ralph Hamers, CEO of ING said: "Isabel Fernandez brings a wealth of experience in banking as well as in-depth knowledge of financing businesses in many of our key segments. Her experience in growth of new businesses and innovation will help us achieve the Think Forward strategy ambitions. Under Bill Connelly's leadership ING Wholesale Banking strengthened as a premier global franchise and one of ING's growth engines. Bill streamlined and further aligned the Wholesale Banking activities with the Think Forward strategy, focusing on primary relationships. He successfully implemented the strategy, delivering on growth in Transaction Services, Industry Lending and clients in the Challenger & Growth countries. I want to thank him for his many years of dedication to ING and our clients and wish him well for the future."

Note for editors

A short interview with Isabel Fernandez on her career and view on the banking sector is available online at www.ing.com.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

Important legal information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations, (10) changes in the policies of governments and/or regulatory authorities, (11) conclusions with regard to purchase accounting assumptions and methodologies, (12) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (13) changes in credit ratings, (14) ING's ability to achieve projected operational synergies and (15) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

pdf version of press release: http://hugin.info/130668/R/2016952/748229.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 1 June, 2016